UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SFX Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

784178303
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,836,818
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,836,818
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,836,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,112,868
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,112,868
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,112,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 9 (this "Amendment No. 9") amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 by Robert F.X. Sillerman ("Mr. Sillerman") and Sillerman Investment Company III LLC ("SIC") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of SFX Entertainment, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 5, 2015, Amendment No. 2 thereto filed on May 27, 2015, Amendment No. 3 thereto filed on May 29, 2015, Amendment No. 4 thereto filed on June 19, 2015, Amendment No. 5 filed on July 13, 2015, Amendment No. 6 filed on August 4, 2015, Amendment No. 7 filed on September 23, 2015 and Amendment No. 8 filed on October 5, 2015 (as so amended, the "Statement").   Capitalized terms not defined in this Amendment No. 9 have the meaning ascribed to them in the Statement.
ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of the Statement is hereby amended and supplemented by adding the following:
On October 14, 2015, Mr. Sillerman delivered a non-binding letter to the Board of Directors of the Company (the "Board") to propose a potential transaction for the Board's consideration.  Under the proposed transaction, Mr. Sillerman would be prepared to acquire, through one or more acquisition vehicles, all of the outstanding shares of Common Stock not already beneficially owned by him for up to $3.25 per share in cash; at the same time, stockholders of the Company who wished to retain their equity interest in the Company would have the option to do so, subject to a maximum of 75 shareholders, and roll over their shares into equity interests of the acquiror alongside Mr. Sillerman ("Proposed Transaction").  Under the Proposed Transaction, each stockholder of the Company (other than those who elect to roll over their shares) would receive at closing (i) an amount per share in cash equal to the sum of $1.75 plus 100% of the amount Mr. Sillerman receives, up to $50MM in the aggregate applied pro rata to all shareholders, for the credit and other support he has provided to the Company, and (ii) a non-tradeable contingent payment right entitling the holder to receive up to an additional $1.00 per share in cash upon future sale of the Company.

The Proposed Transaction would be subject to the approval of the Board and the negotiation and execution of mutually agreeable definitive transaction documents.  Mr. Sillerman expects the special committee of independent directors of the Board to consider his proposal and make a recommendation to the full Board with respect to the Proposed Transaction.  Mr. Sillerman would not proceed with the Proposed Transaction unless it was approved by such special committee.  In addition, Mr. Sillerman proposed that the Proposed Transaction would be subject to approval by holders of a majority of the shares of Company common stock not beneficially owned by him or his affiliates.

No assurances can be given that any transaction will be consummated.  The proposal letter provides that no legal binding obligation with respect to a transaction will arise unless and until the execution of mutually acceptable definitive documentation.
The foregoing summary does not purport to be or contain a complete description of the letter, a copy of which is filed as Exhibit 2.1 to this Amendment No. 9.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit 2.1	Letter to the Board of Directors of the Company, dated October 14, 2015

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Dated:  October 16, 2015

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/ Robert F. X. Sillerman
Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

INDEX TO EXHIBITS

Exhibit Number	Description
Exhibit 2.1	Letter to the Board of Directors of the Company, dated October 14, 2015